UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aileron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00887A 105

(CUSIP Number)

Bart Dzikowski

Secretary of the Board

Novartis Bioventures Ltd.

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 324 3714

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0087A 105		Schedule 13D

1.	Names of Reporting Persons Novartis Bioventures Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,079,394

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,079,394

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,394

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.78% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 26,713,617 shares of Common Stock outstanding as of April 2, 2019 (which includes 14,875,035 shares that the Issuer reported as outstanding as of March 26, 2018 in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2019, plus 11,838,582 shares the Issuer issued in a private placement that closed on April 2, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2019).

CUSIP No. 0087A 105		Schedule 13D

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,079,394

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,079,394

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,394

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.78% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 26,713,617 shares of Common Stock outstanding as of April 2, 2019 (which includes 14,875,035 shares that the Issuer reported as outstanding as of March 26, 2018 in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 29, 2019, plus 11,838,582 shares the Issuer issued in a private placement that closed on April 2, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2019).

CUSIP No. 0087A 105	Schedule 13D

Item 1.         Security and Issuer.

This Amendment No. 3 (the “Amendment”) to Schedule 13D amends the Schedule 13D filed by the Reporting Persons (defined below) with the SEC on July 5, 2017, as previously amended on August 22, 2018 and March 18, 2019 (the “Original Schedule 13D” and, together with the Amendment, the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 490 Arsenal Way, Watertown, MA 02472.

On April 1, 2019, the Issuer filed a Form 8-K, in which it reported that it had entered into a securities purchase agreement with accredited investors pursuant to which the Issuer agreed to issue and sell, on or about April 2, 2019, an aggregate of, inter alia, 11,838,582 shares of Common Stock. As a result of the reported increase in the number of shares of Common Stock outstanding and the open market sales reported in Item 5(c) of this Amendment, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s shares of Common Stock outstanding since the filing of the Original Schedule 13D.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.         Identity and Background.

No changes.

Item 3.         Source and Amounts of Funds or Other Consideration.

No changes.

Item 4.         Purpose of Transaction.

The information set forth in Item 5(c) of this Amendment is incorporated herein by reference. Otherwise, there are no changes to the disclosure provided under this Item 4 in the Original Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                              As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NBV is a wholly-owned indirect subsidiary of Novartis.  Based on 26,713,617 shares of Common Stock outstanding as of April 2, 2019 (which includes 14,875,035 shares that the Issuer reported as outstanding as of March 26, 2018 in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 29, 2019, plus 11,838,582 shares the Issuer issued in a private placement that closed on April 2, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2019), the Common Stock held by the Reporting Persons constitutes 7.78% of the outstanding shares of Common Stock of the Issuer.

(b)                                 With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)                                  shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)                               sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv)                              shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)                                  Other than the open market sales referred to below or previously reported in the Original Schedule 13D, none of (i) the Reporting Persons or, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I hereto has effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 0087A 105	Schedule 13D

On April 1, 2019, the Reporting Persons sold 20,610 shares of Common Stock at a weighted average price of $1.90 per share (price range: $1.81 - $2.02).

On March 29, 2019, the Reporting Persons sold 106,540 shares of Common Stock at a weighted average price of $1.85 per share (price range: $1.76 - $1.96).

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

CUSIP No. 0087A 105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2019	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Secretary of the Board

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

NOVARTIS AG

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory